STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

NEWS RELEASE

              STOLT OFFSHORE S.A. ANNOUNCES ANNUAL GENERAL MEETING

LONDON, ENGLAND - MARCH 9, 2006 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today announced that its annual meeting of shareholders will be held on Monday May 15, 2006 at 3:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. All shareholders of record as of Friday March 24, 2006 will be entitled to vote at the meeting.

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Stolt Offshore S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contacts:
Deborah Keedy
Stolt Offshore S.A.
UK +44 1932 773767
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com

Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773764
US  +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

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